SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 March 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 19 March 2019 re: Notice of AGM

The following amendment has been made to the 'Lloyds Banking Group plc - 2019 Notice of Annual General Meeting' announcement released today, 19 March 2019.

The link in paragraph two should read www.morningstar.co.uk/uk/NSM and not www.hemscott.com/nsm.do as previously submitted.

All other details remain unchanged.

The full amended text is shown below.

19 March 2019

LLOYDS BANKING GROUP PLC
2019 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2019 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder Information') page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

Mailing of the AGM Notice, proxy forms for the 2019 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will commence shortly.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday 16 May 2019 at 11.00 am.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 March 2019